EXHIBIT 1

                                  [TRANSLATION]
                                                              September 25, 2008


                   INDUSTRIAL DEVELOPMENT BANK OF ISRAEL LTD.

SECURITIES AUTHORITY                TEL AVIV STOCK EXCHANGE
www.isa.gov.il                      www.tase.co.il

             IMMEDIATE REPORT CONCERNING THE CONVENING OF A MEETING

1. On September 24, 2008, it was resolved to convene a Special Meeting of the Bank which will take place at the offices of Herzog, Fox, Neeman & Co., 4 Weizman St., Tel Aviv, on Thursday, October 30, 2008 at 11:30 A.M.

2. The date for determining the right to vote at the Special Meeting is October 2, 2008.

3. AGENDA AND PROPOSED RESOLUTIONS

The amendment of Section 7 (6) of the Articles of Association of the Bank which sets the rights attached to the Bank's B'1 share at the time of liquidation. The B'1 share is held by the State of Israel. The amendment is designed to preserve the right of the holder of the B'1 share to receive upon liquidation of the Bank the surplus of the Consumer Price Index differentials over the dollar differentials for the Bank's perpetual deposit with the Ministry of Finance, not only when this surplus is paid to the Bank upon liquidation [as currently stated in the above Section 7(6)] but also prior to that.

TEXT OF PROPOSED RESOLUTION

To amend Section 7 (6) of the Articles of Incorporation of the Bank, so that the current language shall be replaced with the following new language:

     "(6) Sixth - The surplus remaining from the differences which the State will pay (if it pays) to the the Bank at the time of its liquidation and/or at any earlier time, resulting from the greater increase of the increase of the Consumer Price Index as compared with the increase of the representative rate of the dollar regarding the dollar deposits which the Bank deposited with the State, according to and as detailed in the exchange of letters between the Bank and the Accountant General of the Ministry of Finance dated May 6, 1996, shall be paid to the holder or holders of the Ordinary "B1" share."


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The majority required to adopt the resolution set out in the above Agenda is a simple majority.

4. Attached is [x] text of written ballot [_] position paper.

5. The legal quorum required to convene the meeting is at least two members present, in person or by Proxy, holding at least 5,367 Ordinary "A" Shares.

6. If there shall not be a legal quorum, the meeting shall then take place on November 6, 2008 at 11:30 A.M. at the offices of Herzog, Fox, Neeman & Co., 4 Weizman St., Tel Aviv.

7. The text set out in the agenda above is the full text of the proposed resolution.